SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Apellis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

037530 10 6

(CUSIP Number)

November 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 037530 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potentia Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,826,601 shares of Common Stock
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 3,826,601 shares of Common Stock
	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,826,601 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6% of Common Stock
12.	Type of Reporting Person (See Instructions) OO

Item 1.

	(a	)	Name of Issuer
Apellis Pharmaceuticals, Inc.

	(b	)	Address of Issuer’s Principal Executive Offices
6400 Westwind Way, Suite A, Crestwood, KY 40014

Item 2.

	(a	)	Name of Person Filing
Potentia Holdings, LLC

	(b	)	Address of Principal Business Office or, if none, Residence
6400 Westwind Way, Suite A, Crestwood, KY 40014

	(c	)	Citizenship
Delaware

	(d	)	Title of Class of Securities
Common Stock

	(e	)	CUSIP Number
037530 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a	)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b	)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c	)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d	)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C
80a-8);

	(e	)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f	)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g	)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h	)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

	(i	)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j	)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J);

	(k	)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,826,601

(b)	Percent of class: 7.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,826,601

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition: 3,826,601

(iv)	Shared power to dispose or to direct the disposition: -0-

Ownership percentage is based on 50,334,152 outstanding shares of common stock, as reported in the Apellis 10-Q filed December 20, 2017.

Potentia’s board of directors has voting and dispositive control over the shares held by Potentia Holdings, LLC. The members of the Potentia board of directors are Cedric Francois, Alec Machiels, David Darst Jr., Stephen Gilles, Marie- Claude Bernal, Doug Onsi and Sinclair Dunlop. Because the board of directors acts by majority approval, none of the members of Potentia’s board of directors has individual voting or investment power with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as otherwise disclosed in Item 4, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018
Date

/s/ Potentia Holdings, LLC
Signature

/s/ David Darst, Jr.
David Darst, Jr., Director

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